March 15, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

Patrick Gilmore,

Accounting Branch Chief

Mail Stop 4561

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-9303

Re:	VeriFone Systems, Inc.

 Form 10-K for the Fiscal Year Ended October 31, 2010

 Filed December 21, 2010

 Form 8-K filed December 2, 2010

 File No. 001-32465

Dear Mr. Gilmore:

This letter is being submitted on behalf of VeriFone Systems, Inc. (the “Company”), and responds to your letter, dated March 1, 2011, transmitting comments of the Staff of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced filings.

The Company’s responses to the Staff’s comments are captioned and ordered to correspond to the comments in your letter of March 1, 2011. For your convenience, we have also included the text of each of your comments in bold text followed by the Company’s response.

In response to certain comments, the Company has noted that it will make changes to disclosures in future filings. It is doing so in order to address the Staff’s views in a constructive manner and not because the Company believes its prior filings were deficient or inaccurate in any respect. Accordingly, any changes implemented in future filings should not be taken as an admission by the Company that prior disclosures were in any way deficient or inaccurate.

Patrick Gilmore

Form 10-K for the Fiscal Year Ended October 31, 2010

Item 1. Business

Proprietary Rights, page 17

1. Comment: Please tell us how you considered including a more detailed discussion of the importance and duration of all patents, trademarks, licenses, franchises and concessions held; for example, but without limitation, the importance of the non-exclusive license and the underlying patents that expire in 2011. See Item 101(c)(1)(iv) of Regulation S-K.

Response:

The Company periodically reviews its patents, trademarks and licenses held by each of its business segments in light of its current business operations and future business plans. Based on such review the Company has determined that although it protects its intellectual property portfolio and defends against infringement, no patent or license, or any portion or group thereof, is material to the Company’s operations so as to meet the requirement for discussion under Item 101(c)(1)(iv) of Regulation S-K. Specifically, with respect to the non-exclusive license and underlying patents that expire in 2011, the Company took into consideration that to the Company’s knowledge, such patents have been widely licensed by the patent holder, including to many of the Company’s competitors.

The Company also has concluded that no trademark or logo is material to any individual business segment, although the VeriFone name and logo are material to the Company as a whole. The Company believes the importance attached to its trademark and logo is similar to most reporting companies, and does not meet the requirement for discussion under Item 101(c)(1)(iv). However, the Company will in future filings identify its name and logo as trademarks.

The Company supplementally advises the Staff that it does not hold any franchises or concessions.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 51

2. Comment: In certain instances, your discussion of the results of operations does not quantify sources of material changes. For example, you state that North America System Solutions net revenues increased $51.4 million, or 17.8%, in the fiscal year ended October 31, 2010 compared to the

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fiscal year ended October 31, 2009, primarily due to an increase in your Petroleum System Solutions revenues, partially offset by a decrease in your North America Financial business revenues. In addition, you state that North America Services revenues increased $46.3 million, or 84.6%, in the year ended October 31, 2010 compared to the fiscal year ended October 31, 2009, and that the majority of the increase was attributable to the inclusion of revenues from your media solutions business resulting from the CCTM acquisition in December 2009, as well as growth in Petroleum Services. Please note that prefacing the reference to these sources of changes with the word “primarily” obscures the ability of the reader to identify the material sources of the change. In addition, where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. See Section III.D of SEC Release No. 33-6835. Please tell us how you considered quantifying the sources of material changes and offsetting factors.

Response:

In preparing its Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A), the Company’s approach is to specifically quantify each item that the Company believes is material to be highlighted in analyzing each period to period change. In addition, the Company often discusses or identifies other contributing factors that are not individually material, and in those instances, the Company generally has not individually quantified such items. For example, as the Staff noted, in some cases the Company referenced an offset or grouped two or three items together as making up the “majority” of or “primarily” all of a change because the first item listed was the material portion of the change, with the other listed items resulting in significantly less impact.

In future filings, the Company will describe each factor identified as constituting all or part of a material change in quantified terms, including any offsetting factors.

3. Comment: On page 35, you state that the markets for your System Solutions and Services are highly competitive, and that you have been subject to price pressures. In your response letter, please tell us whether price pressures had a material impact on revenue and what consideration you gave to discussing price pressures in MD&A. See Item 303(a)(3) of Regulation S-K.

Response:

The Company supplementally advises the Staff that although it continues to be subject to pricing pressures, there was no material impact on revenue or average selling prices in the periods presented. In future filings the Company will include

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a discussion of such impact in its MD&A to the extent pricing pressures materially impact its financial condition, results of operations in any reportable segment or its business in general.

Critical Accounting Estimates

Goodwill, page 71

4. Comment: We note that your goodwill impairment test as of August 1, 2010 did not result in any goodwill impairment. We further note that you have six reporting units. To the extent that any of your reporting units have an estimated fair value that is not substantially in excess of the carrying value and is at potential risk of failing step-one of your goodwill impairment analysis, please tell us and disclose in future filings:

•	The percentage by which fair value exceeded carrying value as of the most recent step-one test;

•	The amount of goodwill allocated to each reporting unit;

•	A description of the methods and key assumptions used and how the key assumptions were determined;

•	A discussion of the degree of uncertainty associated with the key assumptions; and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Alternatively, if your reporting units are not at risk of failing step-one please disclose this in future filings.

Response:

The Company supplementally advises the Staff that none of its reporting units were at risk of failing step one in its annual goodwill impairment test as of August 1, 2010. The estimated fair value of each of its reporting units exceeded its carrying value by a margin of 140% or greater.

The Company undertakes to affirmatively indicate in future filings whether any of its reporting units is at potential risk of failing step one of its goodwill impairment analysis and, if so, to provide the additional disclosures noted in the Staff’s comment.

Item 8. Financial Statements and Supplemental Data

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Note 3. Balance Sheet Details

Allowance for Doubtful Accounts, page 104

5. Comment: We note your disclosure that revenue reserves are combined with your allowance for doubtful accounts. Please describe the nature of the revenue reserves and confirm that you will report the activity in revenue reserves separately from your allowance for doubtful accounts in future filings.

Response:

The Company supplementally advises the Staff that revenue reserves have not been material to date, and as of October 31, 2010 revenue related reserves amounted to $916 thousand, compared to an aggregate general revenue reserves and allowance for doubtful accounts equal to $5.9 million. The Company further advises the Staff that revenue reserves consist primarily of specific reserves related to a limited number of agreements with certain distributors for which the Company has extended a price protection clause or certain inventory stock rotation rights. The Company will report the activity for revenue reserves separate from the activity for its allowance for doubtful accounts in future filings.

Note 4. Accounting Changes – Convertible Debt Instruments, page 107

6. Comment: We note that you adopted ASC 470-20 during the first quarter of fiscal year 2010. Please tell us how you considered the disclosure requirements within paragraphs 5(c) and 6(a) of ASC 470-20-50.

Response:

The Company supplementally advises the Staff as follows:

ASC 470-20-50-5(c)

The if-converted value of the Notes was $231.1 million based on a $33.83 stock price of the Company’s common stock as of October 29, 2010 (the last trading day of the fiscal year ended October 31, 2010), which was less than the principal amount of the Company’s convertible debentures (the “Notes”) of $277.3 million on the same date; therefore, the if-converted value of the Notes did not exceed the principal amount.

If and when the if-converted value exceeds the principal amount of the Notes, the Company will disclose the information as required under ASC 470-20-50-5(c).

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ASC 470-20-50-6(a)

The Company undertakes to provide in future filings disclosure of the effective interest rate on the liability component of the Notes.

The Company supplementally advises the Staff that for the fiscal years ended October 31, 2010, 2009 and 2008, the effective interest rates on the liability component of the Notes, along with related interest expense information, were as follows (in thousands):

	For the fiscal years ended October 31,
	2010	2009	2008
Interest rate on the liability component	7.6%	7.6%	7.6%

Interest expense related to contractual interest coupon	$3,824	$4,096	$4,348
Interest expense related to amortization of debt discount	14,449	14,410	14,201

Total interest cost recognized	$18,273	$18,506	$18,549

Note 13. Commitments and Contingencies

Patent Infringement and Commercial Litigation

SPA Syspatronic AG v. VeriFone Holdings, Inc., VeriFone, Inc. et al., page 131

7. Comment: We note that you settled the litigation with SPA Syspatronic AG in November 2010. Please tell us the amount of the settlement and whether any amounts were accrued as of October 31, 2010.

Response:

The Company supplementally advises the Staff that it settled the litigation with SPA Syspatronic AG for $200,000, which amount had been accrued as of October 31, 2010.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 142

8. Comment: We note your statement on page 143 that “Our management, including our principal executive officer and our principal financial officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent or detect all errors and all

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fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met.” Please revise in future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. See Section II.F.4 of SEC Release No. 33-8238.

Response:

The Company confirms that in future filings it will state clearly, if true, that its disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that its principal executive officer and principal financial officer concluded that its disclosure controls and procedures are effective at that reasonable assurance level.

Item 11. Executive Compensation

Compensation Discussion and Analysis

Fiscal Year 2010 Annual Base Salary Determination, page 161

9. Comment: Please provide a more detailed explanation of the specific reasons underlying the increase in base salary for Mr. Bergeron. See Item 402(b)(2)(ix) of Regulation S-K. In addition, please confirm that you will include similar disclosure, if applicable, in future filings.

Response:

The fiscal year 2010 base salary amount for Mr. Bergeron was set by the Company’s Compensation Committee in December 2009. In determining Mr. Bergeron’s salary level (and compensation) for fiscal year 2010 the Compensation Committee engaged Compensia, an independent executive compensation consultant, to prepare an assessment of the components of Mr. Bergeron’s compensation against peer group company data. The Compensation Committee evaluated Mr. Bergeron’s leadership and performance as well as overall Company fiscal and stock price performance against peer group companies in determining the compensation levels appropriate to retain and incentivize Mr. Bergeron. The companies forming part of the Company’s peer group are identified on page 60 of the Company’s Annual Report on Form 10-K for the fiscal year ended October 31, 2010 (the “10-K”).

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In establishing Mr. Bergeron’s fiscal year 2010 base salary, the Compensation Committee considered that Mr. Bergeron’s then current base salary level was below the 50th percentile of peer group company base salary levels, that the Company’s share price had increased by 100% from April 2009 when Mr. Bergeron’s salary was set for fiscal 2009 notwithstanding the global recession, that Mr. Bergeron’s continued leadership and management skills in executing on key business strategies during an extremely difficult macroeconomic environment and the Compensation Committee’s confidence in Mr. Bergeron’s performance and leadership based on its insight of the Company’s performance. In addition, the Compensation Committee was mindful that Mr. Bergeron’s base salary level had remained the same for three consecutive years from 2007 through 2009, and in particular that when the Company and Mr. Bergeron entered into a new employment agreement in April 2009, Mr. Bergeron had foregone any salary increase for fiscal 2009 in light of the weak economy at the time. Ultimately, the Compensation Committee determined that setting Mr. Bergeron’s fiscal year 2010 base salary level at slightly above the 50th percentile of peer group companies was the appropriate level to retain and incentivize Mr. Bergeron.

The Company confirms that it will include similar disclosure, if applicable, in future filings.

Performance-Based Bonuses, page 162

10. Comment: We note that you have not disclosed performance targets for your performance-based bonuses. Items 402(b)(2)(v) and (vi) of Regulation S-K require appropriate disclosure of the specific items of performance that are taken into consideration in setting compensation policies and making compensation decisions and how specific forms of compensation are structured and implemented to reflect these performance items. Please tell us whether you are relying on Instruction 4 to Item 402(b) of Regulation S-K to omit the performance targets and, if so, tell us whether you have a competitive harm analysis that supports your reliance on that instruction. In that regard, we note your regular public disclosure of non-GAAP net revenues, non-GAAP net income, and non-GAAP net income per share in reports of your financial results on Form 8-K. Thus, if you are relying on Instruction 4, your response should specifically address the competitive harm posed by disclosure of these company-wide performance targets after you have already disclosed the actual amounts on a quarterly and annual basis. In addition, notwithstanding your disclosure in the first paragraph on page 155, please tell us how you considered including a more detailed discussion of how difficult it will be for each named executive officer or the company to achieve any undisclosed target levels, including, without limitation, the business unit performance objectives.

Patrick Gilmore

Response:

Company-wide Measures

The Company supplementally advises the Staff that it has not disclosed the company-wide financial performance targets that form part of its incentive compensation to its named executive officers because it believes such disclosure would cause the Company competitive harm as contemplated under Instruction 4 to Item 402(b), as discussed further below. The Company also respectfully submits that disclosure of the actual company-wide targets is not needed for an understanding of the Company’s compensation of its named executives or of what specific items of corporate performance are taken into account in setting compensation policies and making compensation decisions or how specific forms of compensation are structured and implemented to reflect these items of the Company’s performance.

The relevant company-wide performance targets for setting executive compensation are the Company’s target non-GAAP revenues and non-GAAP net income.1 The non-GAAP revenues and non-GAAP net income targets used in the Company’s incentive compensation are set based on the Company’s operating plan (the “Plan”) as developed by management and approved by the Board of Directors. The Company develops its Plan solely for internal use. The Plan allows the Company to guide its employees and measure a named executive officer’s execution in significant part to form relevant human resource decisions, manage organizational growth and direction and manage operational efficiency. As a result, the Company embeds within such Plan various internal-only elements, such as management’s assessment of growth based on strategic expansion, product launches and transformational initiatives, expected pricing strategies, identified potential growth opportunities, as well as forecast growth and expenditures related to strategic business development initiatives, operational efficiency efforts and corporate-level organizational objectives.

The Company believes it would be competitively harmed to the extent its competitors had access to Plan information (including high level information such as non-GAAP revenues and net income) on a recurring basis, as would be the case if the Company is required to report this information in its Compensation Discussion and Analysis (“CD&A”). The Company believes that such information could easily be evaluated in conjunction with other information available about the Company to provide competitive insight into the Company’s

[1]	The Company also used non-GAAP net income per share as a performance target for the restricted stock units granted to its named executive officers in fiscal year 2010. The analysis and factors described herein for non-GAAP net income are intended to apply with equal force to non-GAAP net income per share.

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plans. For example, the Company incorporates its forecast of the impact of key initiatives into its Plan, some of which may have been previously publicly announced, such as a product launch. A competitor could reasonably extrapolate from the incremental shifts in Plan trend, particularly at a top line revenue level, the Company’s Plan growth and internal expectations for such initiative. Even though the Plan information when reported in CD&A would be for a completed fiscal year, disclosure of specific revenue and net income information could provide competitive insight into the weight the Company accords certain initiatives, which would permit competitors to align their efforts correspondingly on a prospective basis. Indeed, many of the Company’s most significant initiatives impact its business, and therefore its Plan, over multiple years. The Company’s competitors are particularly well-situated to gain insight into the Company’s strategic direction based on their knowledge of the point-of-sale markets and industry.

In assessing competitive harm, the Company also considered that a number of its main competitors are not U.S. or U.S.-listed companies and have no obligation to and do not publicly disclose any business plan information. Therefore, to the extent the Company has to publicly disclose that portion of its Plan information selected as performance targets for executive compensation, the Company would be placed on unequal footing vis-à-vis a number of its main competitors.

In this regard, the Company has consistently taken steps to keep Plan information, including at a top and sub-level, confidential and proprietary. As an example, the Company’s standard non-disclosure agreement used with customers, partners, vendors and other third parties, specifically identifies the Company’s business plan as confidential information.

While the Company believes that disclosure of any portion of its confidential Plan would cause it competitive harm, it also agrees that further disclosures regarding the achievement by the Company of each company-wide performance target used to measure executive compensation could enhance the reader’s understanding of the Company’s compensation structure and award determination. The Company respectfully requests the Staff to consider a proposed disclosure, in the form of the below disclosure for its fiscal year 2010, in lieu of disclosure of its specific Plan information:

A summary of the Company’s actual achievement against company-wide financial performance metrics used as targets for the corporate components of the Company’s named executives’ performance-based awards for fiscal year 2010 is set forth below:

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	Actual Company Achievement
	(in thousands except per share data)
Financial Performance Measure(1)	Q1	Q2	Q3	Q4	H1	H2	FY
Non-GAAP Revenue	$223,400	$240,712	$261,455	$276,000	$464,112	$537,455	$1,001,567
Non-GAAP Net Income	22,514	25,272	31,923	36,142	47,786	68,065	115,851
Non-GAAP Net Income per Share (diluted)	—	—	—	—	—	—	$1.32

	Percentile of Attainment of Company-Wide Plan Target
Attainment percentile:	(rounded to nearest tenth percentile)
Non-GAAP Revenue	100th	110th	110th	110th	105th	120th	110th
Non-GAAP Net Income	120th	120th	130th	110th	110th	120th	120th
Non-GAAP Net Income per Share (diluted)	—	—	—	—	—	—	130th

(1)	Refer to disclosures under “Objective Portion of Bonuses” in this CD&A for further description of how the Company determines these non-GAAP financial performance measures.

In future filings, as applicable, the Company will also disclose similar specific percentile achievement information for its tabular disclosures of performance-based awards, including disclosures in the Summary Compensation Table. The Company would also include a schedule providing a reconciliation of the above financial measures to the most directly comparable GAAP financial measures.

Business Unit Financial Performance Measures

The Company uses two business-unit specific performance measures (the “BU Measures”) as targets for quarterly incentive compensation of certain named executive officers. These are contribution margin percentage and gross margin percentage for the business unit for which the named executive officer is responsible. Each such business unit is a subdivision typically consisting of specific markets, lines of businesses and geographies at levels below the Company’s reportable segments. The Company selects financial performance targets at this detailed level as a means to more closely tie the incentive awards to the named executive officer’s individual performance.

The Company deems actual and target business unit data, and in particular contribution margin (including percentages) and gross margin (including percentages) data, below the reportable segment levels as highly sensitive and confidential. Disclosure of this information internally at the Company is limited and the Company’s policy prohibits external disclosure of this information. Not only would disclosure of BU Measures result in the same competitive harm to the Company as explained above in the Company’s competitive harm analysis for company-wide financial measures, such information, if disclosed, also would provide the Company’s competitors with key information about the Company’s internal profitability and pricing forecasts and results, business and operational positioning and short and long-term objectives relating to specific lines of

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businesses and geographies at levels below any reportable segments. Disclosure of BU Measures could provide the Company’s competitors with significant insight into the Company’s strategic positioning and direction in terms of, among other things, growth opportunities and market focus, all at a relatively detailed level, which would result in significant competitive harm to the Company. Accordingly, the Company respectfully submits that disclosure of any BU Measures may be excluded pursuant to Instruction 4 of Item 402(b) of Regulation S-K.

Difficulty of Achieving Performance Targets

The Company respectfully submits that it believes that its disclosures in the first paragraph on page 155 of the Company’s Form 10-K adequately set forth its assessment of the difficulty or level of challenge presented by its undisclosed target levels. Nevertheless, in future filings, the Company undertakes to provide specific discussion on the probability of achievement of the undisclosed targets and the Compensation Committee’s consideration of the likelihood of achievement for these performance targets.

The Company supplementally advises the Staff that the Compensation Committee aims to set company-wide and business-unit specific financial performance targets that are expected to be possible, but not easy, to achieve with meaningful effort. On a year over year basis the Company typically plans for double-digit percentage growth in each of non-GAAP revenue, non-GAAP net income and non-GAAP net income per share when setting Plan targets, after taking into account growth opportunities, strategic initiatives and market position as well as any countervailing considerations. Therefore, in general, unless there are unusual or unexpected factors affecting key markets for the Company or a key business unit or region or if a named executive officer fails to adequately execute on planned initiatives, it is probable, though not certain, that targets will be achieved at 100%. We estimate that there is generally less than a 50% chance that targets are achieved at materially greater than 100%. For example, as previously disclosed in our CD&A, in fiscal year 2008, no performance awards were made to any named executive officer based on company-wide financial performance targets due to the weakened economy at the end of fiscal year 2008. Business-unit specific financial performance was achieved in the range of 70th percentile to 100th percentile, rounded to the nearest tenth percentile, for one named executive in fiscal year 2008. For fiscal year 2009, the corporate level targets were achieved at the range of 90th percentile to 100th percentile, in each case rounded to the nearest tenth percentile. Business-unit specific financial performance was achieved in the range of 40th percentile to 90th percentile in most cases with one named executive achieving at the 100th percentile to 110th percentile, in each case rounded to the nearest tenth percentile, for fiscal year 2009. In fiscal year 2010, the corporate level targets were achieved in the range of 100th percentile to 130th percentile, in each case rounded to the

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nearest tenth percentile. Business-unit specific financial performance was achieved in the range of 40th percentile to 140th percentile, in each case rounded to the nearest tenth percentile.

Fiscal Year 2010 Bonus Determinations

Annual Bonus Awards, page 167

11. Comment: Please provide a more detailed explanation of how Messrs. Dykes, Dumbrell, Waller and Yanay each performed against the applicable business unit-specific criteria. For example, but without limitation, explain how you determined that Mr. Yanay achieved his business unit-specific criteria at 101%. In addition, please confirm that you will include similar disclosure, if applicable, in future filings.

Response:

The business unit-specific portion of the annual bonus of each of Messrs. Dykes, Dumbrell, Waller and Yanay is measured based on personal and key organizational objectives including business development, budgeting expense controls and operations at the business unit level. As disclosed on page 166 of Form 10-K, for Mr. Dykes, these criteria were enhancement of financial processes, completion of key organizational initiatives and program objectives, achievement of goals related to expense controls and operational efficiencies and other achievements such as contributions to corporate-level business development or strategic transactions. For each of Messrs. Dumbrell, Waller and Yanay, the criteria were strategic growth and business development efforts, achievement of budgeting expense controls and operational efficiencies and business unit contribution to corporate initiatives and successes, including expansion into emerging markets. The criteria are given equal weighting within the business unit criteria component.

The initial assessment of achievement of these business unit criteria is performed by Mr. Bergeron, who interfaces directly with each named executive officer throughout the year and observes and evaluates each named executive officer’s execution at both the business unit level and the corporate level. Mr. Bergeron’s recommendation is then presented to the Compensation Committee for review and approval. For fiscal year 2010, targets were established such that a named executive officer would receive achievement in most cases at a maximum of 100% of the business unit level component of the annual bonus if he executes well and meets or exceeds expectations as to all the criteria for his business unit. The Compensation Committee has the discretion to determine that a named executive officer has achieved the business-unit specific criteria at greater than 100%, although the Company expects that the Compensation Committee would do so infrequently and in limited circumstances. For fiscal year 2010, the

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Company determined that Mr. Yanay achieved exceptional execution on every key initiative for his business unit, including a strategic transaction in Korea and operational efficiencies related to the transition of certain manufacturing activities to a contract manufacturer, such that the Company deemed it appropriate to acknowledge and award an achievement by Mr. Yanay at above the 100% level.

The Company confirms that it will include similar disclosure, if applicable, in future filings.

Additional Discretionary Bonuses, page 170

12. Comment: Please provide a more detailed explanation of how your Compensation Committee determined the amount awarded to each named executive officer as a discretionary bonus. In addition, please confirm that you will include similar disclosure, if applicable, in future filings.

Response:

Under the Company’s compensation policy, the Compensation Committee may exercise discretion to award an additional bonus to certain named executive officers upon recommendation of the Company’s chief executive officer in the event such named executive officer has achieved actual results for or executed on an initiative in a manner that exceeds performance expectations. The Company’s executive compensation programs do not include any automatic acceleration for any element of performance-based compensation regardless of level of achievement, and this discretionary component provides the Compensation Committee with the ability to award for exceptional achievement on a case-by-case basis.

The Compensation Committee considers proposed awards of discretionary bonus amounts after it has reviewed and approved each element of each named executive officer’s bonus compensation for the fiscal year. The Compensation Committee then determines whether or not to award any discretionary bonus in light of each named executive officer’s achievements and total incentive compensation earned for the fiscal year by each named executive officer.

Prior to any discretionary award, the Compensation Committee further considers the Company’s overall performance (based on the company-wide financial measures), and generally no discretionary award will be awarded if the Company has not performed well. For fiscal year 2010, the specific factors that contributed to the chief executive officer’s recommendation for a discretionary bonus to each of Messrs. Dykes, Dumbrell, Waller and Yanay are set forth on pages 170-171 of the Company’s Form 10-K.

For fiscal year 2010, based on a consideration of the relevant factors for each of Messrs. Dykes, Dumbrell, Waller and Yanay, the Company’s chief executive

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officer proposed a total incentive compensation amount for each of Messrs. Dykes, Dumbrell, Waller and Yanay that was intended to incorporate a discretionary additional award of approximately 15% to 25% of the incentive award targets for each such named executive officer. The Company deemed this percentage range of additional award appropriate based on the achievement by the Company and its named executive officers of company-wide and business unit-specific financial performance measures at the 110th to 130th percentile (rounded to the nearest tenth percentile) in a large portion of the performance measuring periods for fiscal year 2010. The Compensation Committee approved total incentive compensation amounts as follows for each of Messrs. Dykes, Dumbrell, Waller and Yanay:

Named Executive	Fiscal 2010 Earned Incentive Compensation	Approved Total Fiscal 2010 Incentive Compensation	Discretionary Component
Robert Dykes	$307,720	$350,000	$42,280
Jeff Dumbrell	$129,216	$150,000	$20,784
Elmore Waller	$190,323	$229,000	$38,677
Eliezer Yanay	$135,055	$159,000	$23,945

The Company undertakes to include similar disclosures regarding the determination of discretionary awards, if applicable, in future filings.

Fiscal Year 2010 Equity Incentive Determinations, page 172

13. Comment: Please provide a more detailed explanation linking the factors considered by the Compensation Committee to the number of restricted stock units awarded to each named executive officer. In addition, please confirm that you will include similar disclosure, if applicable, in future filings.

Response:

The Company supplementally advises the Staff that the factors considered by the Compensation Committee in setting the number of restricted stock units awarded to each named executive officer are set forth below. For convenience, the Company has also identified in tabular form the number of restricted stock units awarded to each named executive officer. In addition, the Company confirms that it will include similar disclosures, if applicable, in future filings.

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Named Executive	Performance Based Restricted Stock Unit Award (Shares)(1)	Restricted Stock Unit Award with Time-Based Vesting (Shares)(1)
Douglas G. Bergeron (2)	128,571	128,571
Robert Dykes (3)	14,286	14,285
Jeff Dumbrell (4)	38,571	38,571
Elmore Waller (4)	38,571	38,571
Eliezer Yanay (4)	52,857	52,857

(1)	In the first quarter of fiscal year 2010, the Compensation Committee engaged Compensia to prepare assessments of long-term incentive grant trends and practices. Based on market and trend information provided by Compensia, the Compensation Committee determined that some component of long-term incentive awards to named executive officers should be in the form of restricted stock units and/or stock options. Further, the Compensation Committee determined that of these equity awards, 50% should be contingent on performance, such as financial performance, and 50% should have time-based vesting, in order to incentivize and retain the named executive officers while aligning pay with shareholder value. In general, as to each named executive, the Compensation Committee placed more significance on a value-based approach for equity awards over other factors. For fiscal year 2010, prior to the grant of such award, each named executive was given a choice to elect to receive their equity award either in the form of restricted stock units or the equivalent value in the form of stock options, in each case with value determined by the Compensation Committee based on peer group data as further described below. Each named executive elected to receive their equity award for fiscal year 2010 in the form of restricted stock units.
(2)	In setting the fiscal year 2010 equity grants awarded to Mr. Bergeron, the Compensation Committee relied mainly on peer group and market data and pay-for-performance analysis prepared and presented by Compensia as part of its assessment of the competitiveness of the Company’s chief executive officer compensation program. The Compensation Committee took into account that the ongoing equity grant value of Mr. Bergeron’s holdings of in-the-money equity awards, which consist of his fiscal year 2009 stock option grants, as measured using the Black-Scholes model at average stock prices at the time of the assessment, placed Mr. Bergeron at the 25th percentile compared to peer group companies, while the Company’s one and three-year financial performance as measured by revenue and market capitalization growth were in the top half compared to peer group companies, with 3-year revenue growth in particular above the 75th percentile. The Compensation Committee also considered the Company’s overall performance, Mr. Bergeron’s continued strong performance in his role as chief executive of the Company, particularly Mr. Bergeron’s deep understanding and knowledge of the payments industry, and execution on key strategic and transformational initiatives. The Compensation Committee concluded that a fiscal year 2010 equity award with grant date value at approximately the 75th percentile of peer group company data would be appropriate to retain and incentivize Mr. Bergeron, which resulted in a total of 257,142 restricted stock units awarded to Mr. Bergeron with a grant date of January 4, 2010. The closing price of the Company’s common stock as traded on the NYSE on January 4, 2010 was $17.19.
(3)

In setting the fiscal year 2010 equity grants awarded to Mr. Dykes, the Compensation Committee relied mainly on peer group and market data and pay-for-performance analysis prepared and presented by Compensia as part of its assessment of the competitiveness of the Company’s executive compensation program. For Mr. Dykes, the Compensation Committee gave significant consideration to the ongoing equity grant value of Mr. Dykes’ holdings of in-the-money equity awards, which consist of his fiscal year 2009 stock option grants as measured using the Black-Scholes model at average stock prices at the time of the assessment, because such holdings placed Mr. Dykes at almost the top of the then-current data for peer group companies. The Compensation Committee also considered Mr. Dykes’ extensive experience as a chief financial officer of large listed companies, the value of his particular skill set with the requirements of the Company’s finance organization and the evaluation by Mr. Bergeron of Mr. Dykes’ contributions to both the finance organization and corporate-wide initiatives. The Compensation Committee concluded that a fiscal year 2010 equity award with grant date value at approximately the 50th percentile of peer group company data would be appropriate to retain and incentivize Mr. Dykes, which resulted in a total of 28,571 restricted stock units awarded to Mr.

Patrick Gilmore

Dykes with a grant date of January 4, 2010. The closing price of the Company’s common stock as traded on the NYSE on January 4, 2010 was $17.19.
(4)	In setting the fiscal year 2010 equity grants awarded to each of Messrs. Dumbrell, Waller and Yanay, the Compensation Committee relied mainly on peer group and market data and pay-for-performance analysis prepared and presented by Compensia as part of its assessment of the competitiveness of the Company’s executive compensation program. For each of Messrs. Dumbrell, Waller and Yanay, the Compensation Committee took into account that the ongoing equity grant value of each named executive officer’s fiscal year 2009 stock option grants as measured using the Black-Scholes model at average stock prices at the time of the assessment, placed each such named executive officer at the mid-range of the 50th to 75th percentile of the then-current data for peer group companies. The Compensation Committee also considered the Company’s planned growth, including strategic transactions, in each named executive’s region, and the increased level of responsibilities each of Messrs. Dumbrell, Waller and Yanay had and is expected to take on as the Company expands into new geographic regions or markets, in each case based on input from Mr. Bergeron. The Compensation Committee concluded that a fiscal year 2010 equity award with grant date value at approximately the top of peer group company data would be appropriate to retain and incentivize each of Messrs. Dumbrell, Waller and Yanay, which resulted in a total of 77,142 restricted stock units awarded to each of Messrs. Dumbrell and Waller and a total of 105,714 restricted stock units awarded to Mr. Yanay, in each case with a grant date of January 4, 2010. The closing price of the Company’s common stock as traded on the NYSE on January 4, 2010 was $17.19.

Form 8-K filed December 2, 2010

14. Comment: We note that the supplemental financial information provided in Exhibit 99.1 includes slides that contain primarily non-GAAP information. We further note the reference to reconciliations found in your earnings release. Please tell us how your presentation complies with Rule 100 of Regulation G, which requires presentation of the most directly comparable GAAP financial measure and a reconciliation of the disclosed non-GAAP financial measure to the most directly comparable GAAP financial measure.

Response:

The Company supplementally advises the Staff that the Company generally prepares two separate Form 8-K filings, one containing its earnings press release and one containing the supplemental financial slides. The two Form 8-K filings are filed at approximately the same time. In addition, the supplemental financial slides refer readers to the reconciliations contained in the Company’s earnings release, which reconciliations are intended to cover the non-GAAP financial measures contained in both documents. Moreover, the supplemental financial slides are intended to accompany, and be accompanied by, the Company’s earnings release and the information contained therein.

In future filings, the Company will ensure that each non-GAAP financial measure presented is clearly accompanied by the most directly comparable GAAP financial measure and a reconciliation of the disclosed non-GAAP financial measure to the most directly comparable GAAP financial measure that is included in the same presentation or document.

Patrick Gilmore

* * * * *

In responding to the Division’s comments, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please don’t hesitate to contact me by telephone ((408) 232-7222), facsimile ((408) 232-7841) or e-mail (albert_liu@verifone.com) if you should have any comments or questions about this letter.

Very truly yours,

/s/ Albert Liu

Albert Liu
Senior Vice President & General Counsel
VeriFone Systems, Inc.

cc:	Jaime G. John, Staff Accountant
Evan Jacobson, Staff Attorney
Mark Shuman, Legal Branch Chief
(Securities and Exchange Commission)

Douglas G. Bergeron, Chief Executive Officer
Robert Dykes, SVP and Chief Financial Officer
(VeriFone Systems, Inc.)

Jeff Lang
Ronald J. Schirle
(Ernst & Young LLP)

Scott D. Miller
Sarah P. Payne
(Sullivan & Cromwell LLP)